FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of July, 2009
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This Form 6-K is incorporated by reference into the registration statement on Form F-4 filed by Banco Santander, S.A. with the Securities and Exchange Commission (File No. 333-160492) and the English language offering memoranda relating to any offering by Banco Santander that is ongoing on the date hereof.

Banco Santander, S.A.

Item

1	Material Fact, dated July 31, 2009, announcing that on July 30, 2009, Moody’s Investor Service published its revised ratings for the Bank

Item 1
MATERIAL FACT
Banco Santander, S.A. (the “Bank”) announces that on July 30, 2009, Moody’s Investor Service published its revised ratings for the Bank, as detailed below:

•	Long-term debt & deposits	Aa2 from Aa1
•	Senior subordinated debt	Aa3 from Aa2
•	Junior subordinated debt	A1 from Aa2
•	Preferred Shares	A2 from Aa3
Ratings have a negative outlook.
Short term rating has been affirmed as P-1
Boadilla del Monte (Madrid), July 31, 2009

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: July 31, 2009	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President